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Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX:

 TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRX

Fax:  (860) 364-0673

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – December 31, 2014

Tanzanian Royalty Announces Appointment of New CFO

Tanzanian Royalty Exploration Corporation is pleased to announce that Marco Guidi has been promoted to Chief Financial Officer of the Company.  Mr. Guidi, a Chartered Accountant with both large and boutique accounting firm experience, has provided Corporate Controller accounting and other financial services to the Company for several years and is very familiar with its financial processes and controls.  Mr. Guidi is well respected within the accounting industry and has existing working relationships with all of the Company’s independent accounting advisors, auditors and tax advisers.  The Company welcomes Marco to its senior management team.

Steven van Tongeren, the Company’s departing CFO, unfortunately had to resign his position as a result of urgent family matters requiring his attention.  Steve has been a valued member of the Tanzanian Royalty management team since February 22, 2011, and the Company wishes him all the best in his new endeavours.  The Company is very pleased that Steve has agreed to assist the Company on a part-time consulting basis going forward.

Respectfully submitted,

Joseph K. Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.